November 17, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Habit Restaurants, Inc.

Registration Statement on Form S-1 (File No. 333-199394)

Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of The Habit Restaurants, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on November 19, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 10, 2014, through the date hereof:

Preliminary Prospectus dated November 10, 2014:

5,613 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

PIPER JAFFRAY & CO.
ROBERT W. BAIRD & CO. INCORPORATED
As Representatives of the several underwriters

PIPER JAFFRAY & CO.		ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Christie L. Christina	By:	/s/ Michael Wilcox
Name:	Christie L. Christina	Name:	Michael Wilcox
Title:	Managing Director	Title:	Vice President